By EDGAR – As Correspondence

July 26, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010 Attn: Division of Corporation Finance

RE:	Tompkins Financial Corporation Registration Statement on Form S-3 File No.: 333-219427

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tompkins Financial Corporation (the “Issuer”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 4:30 p.m., Washington, D.C. time, on Friday, July 28, 2017, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our general counsel, Alyssa Fontaine, at (607) 274-7685.

The Issuer hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, the Issuer does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This will confirm that the Issuer is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above-referenced registration statement.

Very truly yours,

TOMPKINS FINANCIAL CORPORATION

By:	/s/ Francis M. Fetsko
Francis M. Fetsko Executive Vice President, Chief Financial Officer & Chief Operating Officer